Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Norfolk Southern Corporation (Commission File No. 001-8339)

No Offer or Solicitation

This communication is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. This communication relates to a proposed business combination between Canadian Pacific Railway Limited (“CP”) and Norfolk Southern Corporation (“NS”).

Important Information For Investors And Shareholders

Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the Securities and Exchange Commission (the “SEC”). On March 29, 2016, CP filed its definitive proxy statement (the “CP Definitive Proxy”) with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including the CP Definitive Proxy, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

Participants in Solicitation

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction. Information about CP’s executive officers and directors is available in CP’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information about the interests of potential participants is included in the CP Definitive Proxy.

Forward Looking Statement

This communication contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP’s proposal to NS regarding a possible business combination, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction;

changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Corporation’s Annual Report on Form 10-K filed with the SEC on February 29, 2016. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Letter to Shareholders of Norfolk Southern Corporation Re: Proxy Statement of Canadian Pacific Railway Limited An Opportunity to Create Significant Value for Norfolk Southern Shareholders Send a clear message to the Norfolk Southern Board of Directors that Norfolk Southern shareholders support a path to superior value creation USE YOUR GREEN PROXY TO VOTE FOR CP’S PROPOSED SHAREHOLDER RESOLUTION TODAY

AN OPPORTUNITY TO CREATE SIGNIFICANT VALUE FOR NORFOLK SOUTHERN SHAREHOLDERS
FOR MORE INFORMATION VISIT CPCONSOLIDATION.COM

WHY ARE YOU RECEIVING THIS REQUEST?

We are writing to you today to underscore that your vote at the May 12, 2016 Norfolk Southern (NS) annual meeting of shareholders will have a major impact on the future value of your investment in NS. We are urging all shareholders to vote the GREEN proxy card in favor of the Canadian Pacific (CP) shareholder resolution (the Proposed Resolution) in order to bring the NS Board of Directors to the table with CP to discuss a merger. **We are confident that the combination of CP and NS would unlock significant shareholder value.**

WHAT IS THE PURPOSE OF THE SHAREHOLDER RESOLUTION?

The Proposed Resolution is simply asking NS to sit down with CP for good faith discussions on value creation, something the NS Board of Directors has repeatedly refused to do, despite our multiple offers for dialogue. In doing so, they are ignoring your interests as shareholders. For us, the case for change to maximize shareholder value at NS could not be clearer.

THE SHAREHOLDER RESOLUTION IS A CLEAR OPPORTUNITY TO CREATE VALUE

NS' track record is one of consistent and profound underperformance. Over the last several years, NS has been one of the worst performing Class I railroads in North America across all key financial and operating metrics – efficiency (operating ratio), earnings growth, total shareholder return and top line revenue growth. In 2015, NS launched a plan to address the company's abysmal performance. But, as their fourth quarter financial results revealed, they're simply offering more of the same. Multiple analysts agree that NS' plan is less ambitious than it could be:

> "[NS'] plan targets cost improvements of $650mm, half of the CP target of over $1.2bn by 2020. If we truly believe in holding management teams accountable, then we must ask the question: why is $650mm in savings superior for shareholders compared to $1.2bn?"
>
> - Brandon Oglenski, Barclay's

> "NSC's stated margin improvement is only ~50 percent of what CP management is promising over a very similar if not shorter time frame."
>
> - Turan Quettawala, Scotia Capital Inc.

> "With a consistent history of missing earnings and margin targets during periods of coal challenges, we think this is a critical oversight in the Norfolk plan, which investors should rightfully question."
>
> - Brandon Oglenski, Barclay's

> "NSC's plan continues to lag the peer group as opposed to getting ahead of the revenue challenges with cost savings."
>
> - Jeffrey Kauffman, Buckingham Research Group

By contrast, CP's management team has transformed CP from industry laggard to leader between 2012 and 2015. Today, CP's adjusted operating ratio has improved by more than 1,600 basis points to 61 percent in 2015, and we expect it to fall below 59 percent in 2016. Over that same time frame, NS' operating ratio has stagnated at 71.7 percent.

We believe NS can do better, but at best their plan calls for management to achieve an operating ratio of below 65 percent by 2020. Asking NS leadership to speak with CP is the first step towards real change.

ACT TODAY – VOTE USING YOUR GREEN PROXY

AN OPPORTUNITY TO CREATE SIGNIFICANT VALUE FOR NORFOLK SOUTHERN SHAREHOLDERS
FOR MORE INFORMATION VISIT CPCONSOLIDATION.COM

CP CEO HUNTER HARRISON HAS AN UNMATCHED TRACK RECORD OF CREATING VALUE FOR SHAREHOLDERS

In his first two years as CP's CEO, Hunter Harrison helped increase CP's share price by 147 percent to USD$181.14 per share through the end of June 2014. Over his tenure, the market capitalization of CP has grown by over CAD$14 billion on the Toronto Stock Exchange. **We are confident that Mr. Harrison can bring similar operational improvements to NS and deliver significant upside to the NS share price.**

THE BENEFITS OF A COMBINATION OF CP AND NS ARE COMPELLING

CP strongly believes that a combined railroad would offer unparalleled customer service and competitive rates that will support the success of the shippers and industries it serves, and satisfy the U.S. Surface Transportation Board (STB) and other regulators.

CP further believes that the proposed combination of CP and NS offers the best opportunity to improve the efficiency of the existing network and create much needed incremental capacity without adding infrastructure, all while improving service for shippers.

2015 ADJUSTED OPERATING RATIOS

LESS IS MORE: NS PERFORMANCE LAGS THE INDUSTRY


75
70
65
60
55
50
71.7
69.7
66.4
64.9
63.1
61.0
58.2
NS
CSX
KCS
BNSF
UP
CP
CN

A COMBINED CP-NS WILL CREATE
+ SIGNIFICANT VALUE TO SHAREHOLDERS
+ UNSURPASSED SERVICE TO SHIPPERS
+ IMPROVED SAFETY FOR COMMUNITIES
+ INCREASED COMPETITION AMONG RAILWAYS

CP'S PREVIOUS OFFERS FOR NS WOULD DELIVER A SIGNIFICANT PREMIUM TO NS SHAREHOLDERS

Based on our estimates for the intrinsic value of a combined CP-NS, our most recent offer for NS would deliver a 61 percent to 78 percent premium to the unaffected NS share price of USD$79.14 per share. If the NS Board of Directors is willing to engage in discussions with CP regarding a combination, we are prepared to discuss all issues, including price, openly and constructively.

61% to 78% premium to the unaffected NS share price

WOULD A MERGER SATISFY REGULATORY REQUIREMENTS?

CP has carefully reviewed the STB merger rules and standards, including those of the voting trust structure, and has a thoughtful and comprehensive plan to address the regulatory process. We believe that all stakeholders will benefit if the proposed transaction is evaluated on its merits and based on a full record that includes the opportunity for all interested parties to comment within the STB's prescribed framework, free from political interference. On March 2, CP petitioned the STB for a declaratory order confirming the viability of the voting trust structure CP has suggested as part of the proposed merger.

ACT TODAY – VOTE USING YOUR GREEN PROXY

AN OPPORTUNITY TO CREATE SIGNIFICANT VALUE FOR NORFOLK SOUTHERN SHAREHOLDERS

FOR MORE INFORMATION VISIT CPCONSOLIDATION.COM

A VOTE "FOR" THE RESOLUTION IS A VOTE "FOR" AN OPPORTUNITY FOR SIGNIFICANT VALUE CREATION

A vote for the Proposed Resolution will send a clear message to the NS Board of Directors that NS shareholders support NS exploring all avenues for maximizing shareholder value, including through a business combination with CP.

The following is the verbatim text of the shareholder resolution that has been presented to NS, to be voted on at the 2016 annual meeting of NS shareholders.

RESOLVED, that the shareholders of the Company hereby request that the board of directors of the Company promptly engage in good faith discussions with Canadian Pacific Railway Limited ("Canadian Pacific") regarding a business combination transaction involving Canadian Pacific and the Company, without in any way precluding discussions the board of directors of the Company may choose to engage in with other parties.

DOES THIS MEAN I WOULD BE VOTING FOR A MERGER?

No. A vote for the Proposed Resolution is merely a request that NS commence discussions regarding a potential value-creating combination with CP. Approval of the Proposed Resolution will not constitute shareholder approval of a possible business combination transaction. Nor will approval require the NS Board of Directors to take any specific action. However, it will **tell the NS Board of Directors that NS shareholders want NS to engage in a meaningful dialogue with CP regarding a possible business combination.**

WHO SHOULD I CONTACT IF I HAVE QUESTIONS?

If you have any questions or require any assistance, please contact:

D.F. King & Co., Inc. ("D.F. King"), proxy solicitor for CP, toll free at **1 (800) 252-8173**.

Bank brokers and callers from other countries may call collect at **(212) 269-5550**. Or E-mail: **NS-CP@dfking.com**.

WE URGE YOU TO SEND THIS IMPORTANT MESSAGE TO THE NS BOARD OF DIRECTORS BY COMPLETING, SIGNING, DATING AND RETURNING THE GREEN PROXY CARD TO D.F. KING TODAY (OR BY SUBMITTING YOUR PROXY BY INTERNET OR PHONE).

PLEASE RETURN YOUR GREEN PROXY CARD VOTING "FOR" THE PROPOSED RESOLUTION TODAY.

CP

cpconsolidation.com